INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	September 30, 2005

DATE OF REPORT:	November 14, 2005

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	November 14 2005
DIRECTOR	FULL NAME	DATE SIGNED

“David Bennett”	David Bennett	November 14 2005
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

As at	September 30, 2005	December 31, 2004
	(Unaudited – Prepared	(Audited)
	by Management)
	$	$

Assets

Current:
Cash and cash equivalents	7,265,926	11,187,924
Cash held pending the issue of common
shares/warrants (Note 8(a))	7,987,500	-
Share of joint venture cash	593,170	335,802
Accounts receivable (Note 4)	2,761,740	480,499
Inventory	357,803	98,518
Prepaid expenses	77,429	131,295
Deferred offering costs	414,905	-
	19,458,473	12,234,038

Non-current:
Property and equipment (Note 5)	8,581,211	5,649,110

Total Assets	28,039,684	17,883,148

Liabilities

Current:
Accounts payable and accruals	755,703	333,631
Liability pending the issue of common shares/warrants
(Note 8(a))	10,000,000	-
Share of joint venture liabilities	34,107	67,969
	10,789,810	401,600
Non-current:
Prepaid gas revenue (Note 9)	1,273,802	1,324,785
Asset retirement obligation	159,960	156,575
	1,433,762	1,481,360

Total Liabilities	12,223,572	1,882,960

Stockholders’ Equity

Issued and outstanding at September 30, 2005 (Note 8):
18,666,453 shares (December 31, 2004 : 17,720,045)	33,924,503	32,683,328
Contributed surplus	417,540	361,854
Accumulated deficit	(18,525,931)	(17,044,994)

Total Stockholders’ Equity	15,816,112	16,000,188

Total Liabilities and Stockholders’ Equity	28,039,684	17,883,148

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Nine Months	Nine Months
	Ended	Ended
	September 30, 2005	September 30, 2004
Deficit – Beginning of period	(17,044,994)	(11,326,461)

Net loss for the period	(1,480,937)	(745,266)
Deficit – End of period	(18,525,931)	(12,071,727)

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004

Production Income:
Oil and gas sales (Note 3)	494,864	156,532	1,232,499	201,653
Production operating costs	(105,353)	46,772	(507,820)	46,772
Royalties	(16,092)	(6,637)	(52,261)	(8,892)
Depletion	(51,944)	(67,874)	(90,295)	(67,874)

Net Production Income	321,475	128,793	582,123	171,659

Expenses
General and administrative	(581,371)	(459,985)	(1,889,109)	(1,369,064)
Foreign exchange gain/(loss)	(28,692)	144,059	(164,245)	(126,690)
Amortization	(14,431)	(8,228)	(34,813)	(20,628)
Interest expense	-	(7,063)	-	(26,833)
Write-off of oil and gas properties	(223,370)	(162,467)	(1,064,199)	(215,033)

Total Expenses	(847,864)	(493,684)	(3,152,366)	(1,758,248)

Net loss for the period before other
income	(526,389)	(364,891)	(2,570,243)	(1,586,589)

Other Income
Interest income	88,629	76,518	299,923	250,619
Joint venture recoveries	221,281	223,310	789,383	590,704

Total Other Income	309,910	299,828	1,089,306	841,323

Net loss for the period	(216,479)	(65,063)	(1,480,937)	(745,266)

Deficit – beginning of period	(18,309,452)	(12,006,664)	(17,044,994)	(11,326,461)

Deficit – end of period	(18,525,931)	(12,071,727)	(18,525,931)	(12,071,727)

Basic loss per share (Note 12)	$(0.01)	$(0.00)	$(0.08)	$(0.06)

Diluted loss per share (Note 12)	$(0.01)	$(0.00)	$(0.08)	$(0.06)

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

					Total
	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount	Surplus	Deficit	Equity
		$	$	$	$

Balance at December 31, 2004	17,720,045	32,683,328	361,854	(17,044,994)	16,000,188

Issuance of common shares for cash
(Note 8(a))	846,408	1,116,175	-	-	1,116,175
Exercise of share options for cash
(Note 8(a))	100,000	125,000	-	-	125,000
Stock option compensation
(Note 8(b))	-	-	55,686	-	55,686
Net loss for the period	-	-	-	(1,480,937)	(1,480,937)

Balance at September 30, 2005	18,666,453	33,924,503	417,540	(18,525,931)	15,816,112

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three	Three	Nine Months	Nine Months
	Months	Months	Ended	Ended
	Ended	Ended	September	September
	September	September	30, 2005	30, 2004
	30, 2005	30, 2004
Operating Activities
Net loss for the period	(216,479)	(65,063)	(1,480,937)	(745,266)

Adjustments to reconcile net loss to cash applied
to operating activities:
Depletion	51,944	67,874	90,295	67,874
Amortisation	14,431	8,228	34,813	20,628
Stock option compensation	26,116	1,926	55,686	11,153
Write-off of oil and gas properties	223,370	162,467	1,064,199	215,033
Unrealized foreign exchange (gain)/loss	(15,767)	(238,577)	(50,983)	70,776
Changes in non-cash working capital	190,362	81,839	480,912	291,226
	273,977	18,694	193,985	(68,576)

Financing Activities
Issue of common shares	12,500	1,449,951	1,241,175	6,675,503
Issue of convertible notes	-	-	-	500,000
Changes in non-cash working capital:	7,572,595		7,572,595
	7,585,095	1,449,951	8,813,770	7,175,503

Investing Activities

Expenditure on plant and equipment	(271,823)	(12,574)	(322,178)	(51,259)
Expenditure on oil and gas properties	(358,288)	364,345	(3,799,230)	(1,731,300)
Changes in non-cash working capital	(317,847)	46,687	(563,477)	523,737
	(947,958)	398,458	(4,684,885)	(1,258,822)

Net increase in cash during the period	6,911,114	1,867,103	4,322,870	5,848,105

Cash and cash equivalents - Beginning of period	8,935,482	6,215,289	11,523,726	2,234,287
Cash and cash equivalents - End of period	15,846,596	8,082,392	15,846,596	8,082,392

Supplemental Disclosure of Non-cash Financing and Investing Activities

Interest and taxes paid	-	7,063	-	26,833

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

NOTE 1 - NATURE OF OPERATIONS

The Company is incorporated in the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand and Papua New Guinea. The Company has booked proved developed and undeveloped reserves in respect to the Cheal field. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of further oil and gas reserves in commercial quantities and the subsequent development of such reserves.

NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at September 30, 2005 and December 31, 2004 and the Company’s consolidated interim results of operations and cash flows for the three and nine month periods ended September 30, 2004 and 2005. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions of the British Columbia Securities Commission National Instrument 51-102 as they relate to interim financial statements. The Company’s interim financial statements do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, the Company’s interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2004. The results of the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - REVENUE

Paragraph 3 of Accounting Guideline 11 “Enterprises in the Development Stage” (AcG-11) provides guidance on whether a cost centre is in development stage. A cost centre is defined as a geographic region within the boundaries of a country. A review of the New Zealand operations has determined that the operations do not meet the requirements of AcG-11 as significant revenue has been earned historically. As a result of this a change in the treatment of the net proceeds of test production has been made within the current quarter to record the net proceeds of test production and associated depletion (from booking of proved reserves at 30 April 2005) within the Statements of Operations and Deficit. The September 2005 quarter opening retained deficit has been restated from ($18,606,057) to ($18,309,452) to reflect this change being effective from January 1, 2005. In previous interim financial statements the net proceeds of test production had been capitalised. The effect of this change on previous interim financial statements is as follows:

	As reported	As amended
Quarter ended March 31, 2005
Net loss for the period	(522,201)	(406,899)
Basic loss per share	$(0.03)	$(0.02)
Diluted loss per share	$(0.03)	$(0.02)
Quarter ended June 30, 2005
Net loss for the period	(1,038,862)	(857,559)
Basic loss per share	$(0.06)	$(0.05)
Diluted loss per share	$(0.06)	$(0.05)

There is no effect to reported net income or earnings per share for prior years.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

NOTE 4 - ACCOUNTS RECEIVABLE

	2005	2004

Trade receivables	337,762	339,351
Held in trust pending the issue of
common shares/warrants (Note 8(a))	2,012,500	-
Joint venture receivables	411,478	141,148
	2,761,740	480,499

NOTE 5 - PROPERTY AND EQUIPMENT
	Net Book	Additions/transfers	Depreciation/ Depletion	Net Book
	Value at		and write offs	Value at
	December 31, 2004			September 30, 2005
Plant and equipment
Furniture and office equipment	60,502	78,665	(34,813)	104,354
Share of joint venture assets	100,313	243,513	-	343,826
Total plant and equipment	160,815	322,178	(34,813)	448,180

Oil and gas properties
Proved:
New Zealand	-	1,121,853	(90,295)	1,031,558
Total proved	-	1,121,853	(90,295)	1,031,558

Unproved:
New Zealand	3,325,418	2,538,944	(1,050,611)	4,813,751
Australia[1]	-	11,682	(11,682)	-
Papua New Guinea	2,162,877	126,751	(1,906)	2,287,722
Total unproved	5,488,295	2,677,377	(1,064,199)	7,101,473

Total oil and gas properties	5,488,295	3,799,230	(1,154,494)	8,133,031

Total property and equipment	5,649,110	4,121,408	(1,189,307)	8,581,211

1. The Company applied for an extension on certain Australian work programmes that were due to be completed by December 29, 2003. At December 31, 2004 a permit extension had been suspended. Application has been made to relinquish the permit.

NOTE 6 - RELATED PARTY TRANSACTIONS

a)	Oil and Gas Properties

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd (“TAG”) participates in certain oil and gas properties in common with the Company. TAG has directors and/or principal shareholders in common with the Company.

The Company agreed to a farm-out of 65% of its PNG permit to Rift Oil PLC (“Rift”) which was negotiated while Rift was at arms-length to Austral. A term of the farm-out arrangement was that Ms J Lean, Austral’s former Commercial Manager and spouse of its Chief Executive Officer, accepted employment as Chief Executive Officer of Rift and equity participation in Rift, effective Jan 29, 2005. Ms Lean resigned as an officer of the Company with effect from 31 January, 2005. A subsidiary of the Company owns 180,200 shares (approximately 0.5% of issued shares) in Rift Oil PLC.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

b)	Other

During the nine months to September 30, 2005, the Company incurred $177,635 (nine months to September 30, 2004 - $164,052) in remuneration to the Chief Executive Officer of the Company and $29,949 (nine months to September 30, 2004 – $27,612) in rent to a trust in which the Chief Executive Officer of the Company is a trustee. During the nine months to September 30, 2005, $82,086 (nine months to September 30, 2004 – $84,415) was paid to Ms Lean in her role as consultant to the Company (2004: Commercial Manager).

Directors received total remuneration of $43,634 during the nine months to September 30, 2005 (nine months to September 30, 2004 - $43,553).

During the nine months to September 30, 2005, the Company paid $35,959 (nine months to September 30, 2004 – $75,511) to a law firm in which a former Director is a partner for legal and directorial services.

The Company also paid a company that employs a Director $13,500 during the nine months to September 30, 2005 (nine months to September 30, 2004 – $13,500) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs. The Company’s management estimates that the commitments under various work programs are approximately $4.8 million.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

c)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

NOTE 8 - COMMON STOCK

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number
	of Shares	Amount
Balance at December 31, 2004	17,720,045	$32,683,328

Issued during the nine months to September 30, 2005	946,408	1,241,175
Balance at September 30, 2005	18,666,453	33,924,503

During the period ended September 30, 2005, the Company issued 946,408 common shares as follows:
     -     846,408 shares in respect to the exercise of warrants for proceeds of $1,116,175
     -     100,000 shares in respect to the exercise of share options for proceeds of $125,000

On September 23, 2005, the Company closed applications to participate in a private placement of 4 million units with each unit comprised of one common share and one-half of one common share purchase warrant. Each unit was priced at $2.50 resulting in a total of $10 million being raised. Each whole warrant (two half warrants) is exercisable to acquire one additional common share at $3.50 for a period of one year from the completion date of the placement. The Company has the right to accelerate exercise of the warrants if certain conditions are met. The private placement was fully allocated to subscribers and as at September 30, 2005 the Company was awaiting regulatory approvals in respect to the placement. As at September 30, 2005 the Company had received $7,987,500 in respect to the private placement with the balance of the proceeds held in trust. All regulatory approvals were received and 4 million common shares and 2 million warrants were issued on October, 13, 2005.

b)	Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was approved by shareholders on June 25, 2004 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 3 years.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

The following stock options were outstanding at September 30, 2005:

Number		Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares			Vested	September 30,	Price per	Date
				2005	Share

300,000		Performance	-	-	$1.00	October 15, 2007
200,000	(1)	Non Vesting	-	200,000	$1.10	July 6, 2007
400,000	(1)	Vesting	April 15, 2004	400,000	$1.10	July 6, 2007
85,000		Vesting	April 15, 2004	85,000	$1.25	March 26, 2006
30,000		Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
50,000		Vesting	April 15, 2005	50,000	$1.25	October 15, 2008
10,000		Vesting	June 25, 2007	3,334	$1.25	June 25, 2009
34,000		Vesting	February 23, 2006	-	$2.75	February 23, 2010
33,000		Vesting	February 23, 2007	-	$3.75	February 23, 2010
33,000		Vesting	February 23, 2008	-	$4.75	February 23, 2010
33,334		Vesting	July 25, 2006	-	$2.75	July 25, 2010
33,333		Vesting	July 25, 2007	-	$2.75	July 25, 2010
33,333		Vesting	July 25, 2008	-	$2.75	July 25, 2010

1,275,000				768,334

(1) In July, 2005 the Company extended the expiry date for two years until July 6, 2007 and re-priced the exercise price upwards from $1.00 to $1.10 and $1.20 each year over the two year extension period.

The weighted average exercise price for all options outstanding at September 30, 2005 is $1.39 (December 31, 2004: $1.06) . 10,000 options were exercised during the September, 2005 quarter for total proceeds of $12,500.

The weighted average exercise price for options fully vested at September 30, 2005 is $1.05 (December 31, 2004: $1.07) .

The stock option compensation cost recognized as an expense for the nine months to September 2005 was $55,686 (nine months to September 2004 was $11,153). This cost is based on the estimated fair value of all options issued using the Black-Scholes option-pricing model amortized over the vesting period.

c)	Share Purchase Warrants

In the nine months to September 2005, 264,820 warrants (expiry January 5, 2005) have been exercised at NZ$1.85; 354,315 warrants (expiry January 5, 2005) have been exercised at NZ$2.10; 227,273 warrants (exercised January 5, 2005) have been exercised at US$1.15, and 15,500 warrants (exercise price NZ$1.85), which were unexercised at their expiry date of January 5, 2005, were cancelled.

The Company had no warrants outstanding at September 30, 2005 however was awaiting regulatory approvals to proceed with the issue of 2 million warrants. Approvals were subsequently received and the warrants were issued on October 13, 2005 (refer Note 8(a) and Note 15).

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

NOTE 9 - PREPAID GAS REVENUE

On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,438,000) to fund the Company’s ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver NZ$2,000,000 (approximately $1,438,000) of gas to the issuer, under contracts to be negotiated at then prevailing market rates. For each gas producing discovery the Company will negotiate in the first instance with the issuer, and if no contract is entered into within a certain time period the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a ten year period, it may either be repaid, at the Company’s option, in cash (plus interest) or, should the Company not elect to repay the amount outstanding in cash, at the issuer’s option, converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture, PEP 38736.

The balance outstanding is subject to fluctuations as a consequence of changes in the US$:NZ$ exchange rate. The balance outstanding is classified as a non-current liability as there is currently no gas being supplied to the issuer and no gas sales contracts are pending or under negotiation.

NOTE 10 - CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. On September 29, 2004 the two Convertible Notes were converted, at the option of the holder, into 227,273 Units per Convertible Note at the conversion rate of $1.10 per Unit. Each Unit comprised one common share and one share purchase warrant (expiring 5 January 2005) permitting the holder to purchase an additional common share at a price of $1.15 per share. The 227,273 warrants still outstanding at 31 December, 2004 were exercised on 5 January, 2005.

NOTE 11 - SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (“APENZ”), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares conferred no voting rights, but did confer the right to convert such shares to common shares units of APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange. Each unit consisted of one common share and one half warrant with the same terms as the warrants included in the public offering. Subsequently, the company decided not to proceed with the listing of APENZ. In the event that the listing did not proceed, the subscription agreement required the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. If the Special Class shareholders rejected the Company’s share exchange offer, they were entitled to receive redemption dividends calculated based on and paid out of 20% of APENZ’s production income.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of common shares by the Company. These Special Class shares where exchanged for common shares on January 5, 2004, upon the listing of the Company on the TSX Venture Exchange and the New Zealand Stock Exchange (NZX), at one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares. Also, 555,569 warrants were attached to these shares exercisable at a price of NZ$1.85 any time before January 5, 2005.

As at September 30, 2005, all remaining warrants issued under the Share Exchange Agreements (264,820) had been exercised in accordance with their terms.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

NOTE 12 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the quarter and the nine months periods ended September 30, 2005 and 2004:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004

Numerator: net loss for the period	(216,479)	(65,063)	(1,480,937)	(745,266)

a) Basic Denominator:
Weighted-average number of
shares	18,666,127	13,141,878	18,594,484	13,064,596

Basic loss per share	$(0.01)	$(0.00)	$(0.08)	$(0.06)

b) Diluted Denominator:
Weighted-average number of
shares	18,666,127	13,141,878	18,594,484	13,064,596

Basic loss per share	$(0.01)	$(0.00)	$(0.08)	$(0.06)

Stock options and share purchase warrants outstanding were not included in the computation of diluted profit/(loss) per share as the inclusion of such securities would be antidilutive.

NOTE 13 - SEGMENTED INFORMATION

For nine months to September 30, 2005:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	1,232,499	-	-	1,232,499
Interest	3,690	296,233	-	-	299,923
Total Revenue	3,690	1,528,732	-	-	1,532,422

Profit / (loss)	(792,219)	(669,438)	(8,242)	(11,038)	(1,480,937)
Total Assets	2,676,756	23,020,156	2,001	2,340,771	28,039,684

For nine months to September 30, 2004:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	201,653	-	-	201,653
Interest	16,949	233,670	-	-	250,619
Total Revenue	16,949	435,323	-	-	452,272

Profit / (loss)	(510,729)	(162,741)	(62,478)	(9,318)	(745,266)

Total Assets	637,838	14,224,412	1,031,074	2,234,701	18,128,025

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

NOTE 14 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 15 - SUBSEQUENT EVENTS

On October 13, 2005, following the receipt of approvals from regulatory authorities, the Company issued 4 million common shares and 2 million common share purchase warrants. Refer to Note 8(a) for further details.

In mid-November the Company announced that the Oru-1 exploration well was to be plugged and abandoned. The Company’s share of expenditure in respect to Oru-1 was approximately $530,000.

Other than as stated above, no events occurred subsequent to 30 September 2005, which would have a material effect on these statements.